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                                WELLS FARGO BANK

                  Annual Certification for Calendar Year 1996

Dear Investor:

This is to certify the following items with respect to real estate loans we service on your behalf.

   We have complied with all applicable provisions of the executed servicing agreement and/or servicing guidelines.

   Servicing is in compliance with applicable state and federal laws, HUD or VA regulations, and all the terms of the loan documents.

   Taxes, mortgage insurance, flood and/or hazard insurance and assessments have been paid, if applicable, by Wells Fargo Bank as required by escrow agreements and regulations. Payment of taxes and insurance by borrowers, if applicable, is tracked and verified using normal industry methods and standards.

   Insurance policies are in possession of Wells Fargo Bank, or its authorized insurance vendor, as required by the terms of our mortgage impairment coverage.

   ARM rate and payment changes are made according to contractual and regulatory requirements, and payment change notices sent as required by law. An ongoing audit process ensures the integrity of our on-line information.

   Interest is paid on escrow funds in compliance with all federal and state laws, regulations, and contracts.

   Loan documents are held in our vault, at 401 West 24th Street, National City, California, 91950, or by a document custodian pursuant to applicable servicing contracts.

   All IRS information returns, including IRS Forms, 1098 Mortgage Interest Statement, and 1099-A Acquisition or Abandonment are filed pursuant to IRS regulations.


Certified by:  /s/ Joan M. Coppenrath
               Joan M. Coppenrath, Vice President
               Loan Servicing Manager, Mortgage Lending Servicing

certific.doc

                     P.O. BOX 85071 San Diego, CA 92186-5071